NOL

RECEIVED

2007 MAY -2 A 11: 13

OFFICE OF INTERNATIONAL CORPORATE FINANCE

30 April 200

07023162

By Courier

U.S. Securities and Exchange Commission
Attn: Elliott Staffin
Office of International Corporate Finance
Division of Corporation Finance
Mail Stop 36-28
100 F Street, NE
Washington, DC 20549
USA

SUPPL

Dear Sirs

Rule 12g3-2 Exemptions for American Depository Receipts ("ADR")
Neptune Orient Lines Limited
File No. 82-2605

NOL has today made an announcement in relation to the NOL Operating Performance for Period 3, 2007. Attached is a copy of the announcement for your attention, please.

Yours faithfully

Wong Kim Wah (Ms)
Company Secretary

PROCESSED
MAY 04 2007
THOMSON
FINANCIAL

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Q:\CSD\SECRETARIAT\Neptune Orient Lines Limited\Correspondence\Letter\2007\Letter to SEC (Elliott Staffin) - 30Apr07.DOC

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RECEIVED

2007 MAY -2 A 11:13

Miscellaneous	
* Asterisks denote mandatory information	

Name of Announcer *	NEPTUNE ORIENT LINES LIMITED
Company Registration No.	196800632D
Announcement submitted on behalf of	NEPTUNE ORIENT LINES LIMITED
Announcement is submitted with respect to *	NEPTUNE ORIENT LINES LIMITED
Announcement is submitted by *	Ms Marjorie Wee and Ms Wong Kim Wah
Designation *	Company Secretaries
Date & Time of Broadcast	30-Apr-2007 17:19:41
Announcement No.	00092

>> Announcement Details

The details of the announcement start here ...

Announcement Title *	NOL OPERATING PERFORMANCE FOR PERIOD 3, 2007
Description	Attached is the operating performance for the 4 weeks (Period 3) from 10 March 2007 to 6 April 2007.
Attachments:	NOL_Operating_Performance_for_P3_2007.pdf Total size = **31K** (2048K size limit recommended)

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Monthly Operational Update (Unaudited)

Neptune Orient Lines Ltd
456 Alexandra Road, NOL Building
Singapore 119962
Company registration number :
196800632D

30 April 2007

NOL's liner operating performance metrics for the 4 weeks (Period 3) from 10 March 2007 to 6 April 2007 are as follows:

	YTD 2007	YTD 2006	% Change	Period 3, 2007	Period 3, 2006	% Change
Liner						
a) Volume (FEU)	582,100	529,800	10	176,000	162,400	8
b) Average Revenue Per FEU (US$/FEU)	2,538	2,700	(6)	2,538	2,698	(6)

Period 3 (P3) YTD liner volumes increased 10% over the corresponding period last year, while YTD average revenues per FEU (Forty-foot Equivalent Unit) declined 6% over the same period last year.

For the four weeks of P3, 2007, volumes increased 8% YoY, benefiting from continued robust market growth. Average revenue per FEU in P3 gained 2% over the previous period although this was 6% lower YoY.

Note : Period 1 and Period 12 comprise 6 weeks while Periods 2 to 11 comprise 4 weeks.

No. 82-2605

APL Average Revenue per FEU (updated as at Period 3, 2007)


APL Average Revenue per FEU (2005-2007)
Period 3, 2007
Y-o-Y : -6%
US$/FEU
3,000
2,800
2,600
2,400
2,200
P1 05
P2 05
P3 05
P4 05
P5 05
P6 05
P7 05
P8 05
P9 05
P10 05
P11 05
P12 05
P1 06
P2 06
P3 06
P4 06
P5 06
P6 06
P7 06
P8 06
P9 06
P10 06
P11 06
P12 06
P1 07
P2 07
P3 07
Period

END